FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 02, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

                                                                                                                                                                                                                                         February 02, 2006

On February 1, 2006, OAO Tatneft issued the following press release:

Tatneft  participates in a fund that will become a co-investor in a project for the construction of refining and petrochemical  complex in Nizhnekamsk

Almetievsk, February 1, 2006

Tatneft Oil AG, a subsidiary of OAO Tatneft,  acquired  participation shares of an investment fund International  Petro-Chemical Growth
Fund Limited,  incorporated in Jersey.  The Board of Directors of OAO Tatneft  approved  participation in the fund on October 27, 2005.
The  principal  investment  of Tatneft Oil AG into the fund is 16 million of ordinary  shares of OAO Tatneft which were held by Tatneft
Oil AG. The fund is managed by MARS Capital  Management  Limited,  a funds manager regulated by Jersey Financial  Services  Commission, and Standard Bank Fund Administration Jersey Limited was appointment as the administrator of the fund.

The fund will become a co-investor in a project for the  construction  of refining and  petrochemical  complex in Nizhnekamsk by way of an indirect  participation  in the share capital of ZAO Nizhnekamsk  Refinery,  a company  established for the  implementation  of this project.  OAO Tatneft directly owns 40% of the shares in  ZAO Nizhnekamsk Refinery.

"Tatneft's  participation in the fund is a very important guarantee for attracting  investments for our project for the construction of a new complex in Nizhnekamsk" said Khamza A. Bagmanov,  the General Director of ZAO Nizhnekamsk  Refinery, at a meeting of the Board of
Directors of OAO Tatneft that was held in Almetievsk today.

The project for the  construction  of the new complex is in an active  phase.  Preparation  works at the  construction  site are almost complete.  The technical  feasibility study of the project has been developed  together with Foster Wheeler,  the technical  consultant for the project  management.  The  Government  of the Republic of  Tatarstan  took  certain  measures to procure  training of qualified personnel for the new complex.

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Press-Service of OAO Tatneft

Forward-looking  statements:  This press release contains certain  forward-looking  statements of OAO Tatneft.  OAO Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence.
END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date: February 02, 2006